SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

I-MAB
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

44975P103**
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Adriana F. Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IMAB." Each 10 ADSs represents 23 Ordinary Shares.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,492,602 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,492,602 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,492,602 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) (a) 13,939,403 ordinary shares held by funds managed by HCA (as defined below), (b) 2,555,576 ordinary shares issuable upon exercise of Warrants (as defined below) held by funds managed by HCA, and (c) 2,555,576 ordinary shares underlying the Call Options (as defined below) held by funds managed by HCA and (ii) 3,442,047 ordinary shares held by a fund managed by HCM (as defined below). HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,492,602 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,492,602 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,492,602 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) (a) 13,939,403 ordinary shares held by funds managed by HCA, (b) 2,555,576 ordinary shares issuable upon exercise of Warrants held by funds managed by HCA, and (c) 2,555,576 ordinary shares underlying the Call Options held by funds managed by HCA and (ii) 3,442,047 ordinary shares held by a fund managed by HCM. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 14, 2020 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of I-MAB, an exempted Cayman Islands company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 3.	Source and Amounts of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

YHG and Gaoling used internally generated funds to purchase the securities of the Issuer held by them that are reported in this Schedule 13D. YHG and Gaoling used a total of approximately $200,000,130 in the aggregate to acquire the Ordinary Shares held by them. No additional consideration has been paid for the Warrants and the Call Options. The Warrants and Call Options are exercisable as described in Item 6 of the Original Schedule 13D. HH IMB used internally generated funds to purchase securities of the Issuer held by it that are reported in this Schedule 13D. HH IMB used a total of approximately $20,000,000 in the aggregate to acquire the Ordinary Shares held by it.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 6 of this Amendment No. 1 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 162,140,146 Ordinary Shares outstanding immediately following the completion of the subsequent closing of the Offering, and assumes the exercise of the Call Options and Warrants issued to each of Gaoling and YHG at the initial closing and the subsequent closing of the Placing.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 6, no Reporting Person has effected any transaction in the Ordinary Shares within the past sixty days.

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Subscription Agreement as described in the Original Schedule 13D, Gaoling and YHG purchased an aggregate of 8,712,124 Ordinary Shares and Warrants to purchase 1,597,235 Ordinary Shares at the subsequent closing of the Placing which occurred on December 17, 2020.

On December 17, 2020, Gaoling and YHG's rights to subscribe for 1,597,235 Ordinary Shares pursuant to the Call Options became effective.

On December 17, 2020, Gaoling, YHG and the Issuer amended the Subscription Agreement (the "Amendment to Subscription Agreement"), pursuant to which, among other things, the parties (i) deleted the requirement that the Issuer vacate a Board seat prior to the subsequent closing in order for Gaoling and YHG to appoint a director to the Board and (ii) provided that Gaoling, YHG and their affiliates may appoint a director to the Board so long as they continue to collectively beneficially own at least 5% of the outstanding Ordinary Shares.

References to the Amendment to Subscription Agreement is qualified in their entirety by reference to the Amendment to Subscription Agreement, the form of which is attached hereto as Exhibit 5 and is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 5: Amendment to Subscription Agreement, dated December 17, 2020, by and among the Issuer, Gaoling and YHG.

CUSIP No. 44975P103	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 21, 2020

HILLHOUSE CAPITAL ADVISORS, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer